FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 20, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 20, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

Norsat Launches Band Pass Filters Line
to Combat WiMAX Interference

Las Vegas, USA – April 20, 2009 – Norsat International Inc. (“Norsat”) (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, announced the launch of a new line of Band Pass Filters (BPF) designed to mitigate WiMAX terrestrial microwave interference on satellite reception. The products will be launched at the NAB Show 2009, the premiere content and broadcast event for over 80 years.

“As WiMAX network deployments continue to expand globally so will their interference with satellite communications,” said Dr. Amiee Chan, president and CEO, Norsat International Inc. “With ongoing research and development in both WiMAX and satellite communications, Norsat is exceptionally well positioned to address the industry demands these competing technologies present. With projected growth in both business units, particularly in developing nations, we will continue to expand our product portfolio to fully capitalize on the market opportunity.”

o

The new BPF-C Band Pass Filter will reject frequencies outside the range of 3.7GHz to 4.2GHz.

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The new BPF-C-2 Band Pass Filter will reject frequencies outside the range of 3.625GHz to 4.2GHz.

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The new BPF-C-BW36 Band Pass Filter is designed for those customers requiring a narrower filter to address a more precise frequency. This narrow band filter will pass through only ±18MHz on either side of the customers specified Center Frequency.

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The new BPF-L Band Pass Filter is designed to provide additional filtering that may be required at L-BAND to prevent modem saturation.

The products will be on display at booth C4342 at the NAB Show 2009 which is being held at the Las Vegas Convention Center, in Las Vegas, Nevada, from April 18th to the 23rd, 2009. Additional product information is available at www.norsat.com. To book an appointment at the event, please contact Teri Vincent or Laura Garcia at 1 800 644 4562.

About Norsat International Inc.
Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; Lausanne, Switzerland and Daejon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan                                      Eugene Syho

President & CEO                                    Chief Financial Officer

Tel: 604 821-2808                                  Tel: 604 821-2838

Email: achan@norsat.com                    Email: esyho@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2008, and the Management Discussion and Analysis for the year ended December 31, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.